SECOND AMENDING AGREEMENT

THIS SECOND AMENDING AGREEMENT is made effective as of May 7, 2007.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH ARE PARTIES TO THIS AGREEMENT
as Existing Lenders

- and -

CMLQ INVESTORS COMPANY
as New Lender

WHEREAS the Borrower, the Agent and the Existing Lenders are parties to the Credit Agreement;

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement in accordance with this Agreement; and

WHEREAS the New Lender has agreed to provide an Individual Commitment Amount and to become a Lender in accordance with this Agreement.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) **"Agreement"** means this second amending agreement;

(ii) **"Credit Agreement"** means the amended and restated credit agreement made as of October 19, 2006 among the Borrower, the Lenders and the Agent, as amended by the first amending agreement dated as of November 20, 2006;

(iii) **"Effective Date"** means the first date upon which all of the conditions precedent in Article 6 hereof have been satisfied; provided that such date cannot occur earlier than the date hereof;

(iv) **"Existing Lenders"** means the Lenders other than the New Lender;

(v) **"New Lender"** means CMLQ Investors Company; and

(vi) **"Non-Extending Lender"** means Bank of Montreal in respect of $65,000,000 of its Individual Commitment Amount.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

1.2 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "**hereto**", "**herein**", "**hereunder**", "**herewith**" and similar expressions and the term "**Agreement**" mean and refer to this Second Amending Agreement.

ARTICLE 2
ADDITION OF NEW LENDER

2.1 Addition of New Lender

The parties hereto hereby confirm and agree that, from and after the Effective Date, the New Lender shall be a Lender for all purposes of the Credit Agreement and the other Documents and all references therein to a "Lender" or the "Lenders" shall be deemed to include the New Lender.

2.2 Novation of New Lender

The New Lender hereby agrees that, from and after the Effective Date, it will be bound by the Credit Agreement and the other Documents as a Lender to the extent of its Individual Commitment Amount as fully as if it had been an original party to the Credit Agreement.

ARTICLE 3
EXTENSION OF REVOLVING FACILITY TERMINATION DATE

3.1 Extending Lenders

It is acknowledged and agreed that the Existing Lenders (other than the Non-Extending Lender) are Extending Lenders and that the Revolving Facility Termination Date applicable to the Existing Lenders (other than the Non-Extending Lender) and to the New Lender is April 30, 2010.

3.2 Non-Extending Lender

It is acknowledged and agreed that the Revolving Facility Termination Date applicable to the Non-Extending Lender is March 31, 2009.

ARTICLE 4
AMENDMENTS

4.1 Amendments to Definitions

(a) The definition of "**Aggregate Commitment Amount**" in Schedule A is amended by deleting the reference to "$1,400,000,000" in paragraph (a) thereof and replacing it with "$1,600,000,000".

(b) The definition of "**Swingline Advance**" in Schedule A is amended by deleting the reference to "15 days" and replacing it with "30 days".

4.2 Other Amendments

(a) Section 2.8(a)(ii) is amended by deleting the reference to "(Calgary time)" and replacing it with "(Toronto time)".

(b) Section 2.8(b) is amended by deleting the reference to "$50,000,000" and replacing it with "$75,000,000".

(c) Section 2.8(d) is amended by deleting the second sentence thereof in its entirety and replacing it with the following:

"The Borrower shall provide the Swingline Lender (with a copy to the Agent) with a duly executed Notice of Repayment, Notice of Rollover or Notice of Conversion, as applicable, at least one (1) Banking Day prior to the date of any such requested Repayment, Rollover or Conversion, as applicable. No Swingline Borrowing may be Rolled Over or Converted except for Conversions into Syndicated Borrowings in accordance with Section 2.8(h)."

(d) Section 2.8(f) is amended by deleting the reference to "without notice or penalty" and replacing it with "in accordance with Section 2.8(d)."

(e) A new Section 2.10 is added to the Credit Agreement which reads as follows:

"2.10 **Increase in Credit Facility.** Notwithstanding any reduction in the Aggregate Commitment Amount under the Revolving Facility, the Borrower may, at any time and from time to time thereafter, increase the Aggregate Commitment Amount under the Revolving Facility (such increase being referred to as the "**Additional Commitment Amount**") and the maximum principal amount of the Revolving Facility up to a maximum of Cdn. $1,800,000,000 by adding additional Persons as Lenders hereunder or by increasing the Individual Commitment Amounts of existing Revolving Lenders with (in the latter case) the consent of such Revolving Lenders, or any combination thereof; provided that, on or before the date on which such Additional Commitment Amount becomes effective, the following conditions shall be satisfied:

(a) no Default or Event of Default shall have occurred and be continuing, the representations and warranties set forth in Article 13 of the Credit Agreement shall be true and correct (except for any inaccuracies which are immaterial in the aggregate) and any required consents, approvals or authorizations required for such increase shall have been obtained and the Borrower shall have delivered to the Agent a certificate from an officer of the Borrower confirming all of the foregoing;

(b) the Borrower shall have delivered to the Agent a legal opinion from Borrower's Counsel in a form and substance satisfactory to the Agent, acting reasonably;

(c) the Majority Lenders shall have consented to such increase;

(d) each of the Agent and the Issuing Lender shall have consented to any additional Person becoming a Lender, such consent not to be unreasonably withheld; and

(e) the Borrower, the Lenders and the existing Revolving Lenders or Persons being added as Lenders, as the case may be, shall execute and deliver such documentation as is required by the Agent, acting reasonably, to effect the increase in question (including the execution of an Assignment to the extent necessary to ensure that, after giving effect to such increase, each Revolving Lender holds its Rateable Portion of the Aggregate Commitment Amount under the Revolving Credit Facility) and, if applicable, to novate such additional Person as a Revolving Lender under the Documents."

(f) Section 16.1 is amended by deleting the reference to "the indemnified parties" at the end of the first sentence and replacing it with "such indemnified party".

(g) Schedule B to the Credit Agreement is deleted in its entirety and replaced with the new Schedule B attached hereto.

ARTICLE 5
ADJUSTMENT OF OUTSTANDING BORROWINGS

5.1 Adjustment of Outstanding Direct Loans

Upon the Effective Date, each of the Lenders hereby agrees to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in any outstanding Borrowings) to give effect to the foregoing increase in the Revolving Facility and revised Individual Commitment Amounts and to ensure that each Lender is owed its Rateable Portion of all outstanding Borrowings after giving effect to such increase and revised Individual Commitment Amounts; provided that the provisions of this Section 5.1 shall not apply to Bankers' Acceptances or Letters of Credit outstanding on the Effective Date (such outstanding Bankers' Acceptances being dealt with in Section 5.2 below and such outstanding Letters of Credit being dealt with in Section 5.3 below).

5.2 Outstanding BAs

(a) Each of the Lenders hereby acknowledges and agrees that, on the Effective Date, Bankers' Acceptances having terms to maturity ending after the Effective Date are or will be outstanding (the "**Outstanding BAs**"). Notwithstanding any provision of the Credit Agreement or this Agreement to the contrary, any Lenders (including the New Lender) which are increasing their respective Individual Commitment Amounts shall not, with respect to the increased amounts of their respective Individual Commitment Amounts, have any right, title, benefit or interest in or to any Outstanding BAs nor any obligation or liability to the other Lenders in respect thereof, it being acknowledged and agreed by the parties hereto that any obligation of the Borrower to pay or reimburse the Lenders in respect of the Outstanding BAs is solely a risk and for the account of the Lenders (excluding the New Lender) based upon their respective Individual Commitment Amounts as in effect prior to and without regard to the provisions of this Agreement.

(b) Each of the Lenders hereby acknowledges and agrees that, as the Outstanding BAs mature from and after the Effective Date and Rollovers and Conversions are made by the Borrower in respect thereof, it shall participate in the Advances effecting such Rollovers and Conversions to the full extent of its revised Individual Commitment Amounts after giving effect to the provisions of this Agreement.

(c) For certainty, the parties acknowledge and agree that nothing in this Section 5.2 shall obligate any Lender to fund any Borrowings in excess of its revised Individual Commitment Amount.

5.3 Outstanding LCs

From and after the Effective Date, each of the Lenders hereby acknowledges and agrees that it shall indemnify the Issuing Lender for its Rateable Portion of any Letters of Credit

outstanding on the Effective Date ("**Outstanding LCs**") based upon its revised Individual Commitment Amounts after giving effect to the provisions of this Agreement (to the extent the Borrower fails to reimburse or indemnify the Issuing Lender in accordance with the Credit Agreement). Each of the Lenders shall be entitled to its Rateable Portion (based upon its revised Individual Commitment Amounts after giving effect to the provisions of this Agreement) of any Issuance Fees previously paid or to be paid pursuant to Section 7.4 of the Credit Agreement in respect of such Outstanding LCs for the period from and after the Effective Date until the expiry date of such Outstanding LCs and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders to give effect to the foregoing.

ARTICLE 6
CONDITIONS PRECEDENT

6.1 Conditions Precedent

This Agreement will become effective upon the following conditions being met (unless waived in writing by all Lenders) including the receipt by the Agent, for and on behalf of the Lenders, of the following documents each in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably:

(a) an executed copy of this Agreement;

(b) executed confirmations of all outstanding Affiliate Guarantee and Subordination Agreements in the form annexed to the signature pages hereof;

(c) legal opinions of Borrower's Counsel and counsel to the Agent and the Lenders, each in form and substance satisfactory to the Agent acting reasonably;

(d) a certificate of status, certificate of compliance, good standing or similar certificate in respect of each Harvest Party issued by an appropriate Administrative Body of the jurisdiction of organization of such Person;

(e) a certificate from an officer of the Borrower and each other Harvest Party attaching certified copies of (i) any amendments or supplements to its constating documents since October 19, 2006, (ii) resolutions of its board of directors authorizing the execution and delivery of this Agreement, and (iii) in the case of the Borrower, any material amendments or supplements to the Material Contracts since October 19, 2006;

(f) a certificate of incumbency from an officer of the Borrower and each other Harvest Party with specimen signatures of the individuals executing this Agreement on behalf of such Person;

(g) the Borrower shall have paid all fees and expenses then due in respect of the Credit Agreement; and

(h) the representations and warranties in Article 13 of the Credit Agreement and in each other Document shall be true, complete and correct on and with effect from the date of this Agreement.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a) **Status**. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b) **Authority**. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c) **Valid Authorization**. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d) **Validity and Enforceability**. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e) **No Violation, Breach, Conflict etc**. The execution and delivery of this Agreement, and its terms does not conflict with or contravene or constitute a default or create any encumbrance under:

(i) the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower;

(ii) the Material Contracts, or any other agreement or document to which any Harvest Party is a party or by which any Harvest Party's property is bound, and which is material to the Harvest Parties taken as a whole; or

(iii) any applicable law.

(f) **No Default**. No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 8
MISCELLANEOUS

8.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

8.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

8.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

8.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

8.5 Time of the Essence

Time shall be of the essence of this Agreement.

8.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: [signature]
Name: John Zahary
Title: President and CEO

Per: [signature]
Name: Robert Fotheringham
Title: Chief Financial Officer

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name: Chris Perks
Title: Executive Director

Per: ______________________
Name: Randy Geislinger
Title: Executive Director

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name: Loretta Palandri
Title: Vice President & Director

Per: ______________________
Name: David Radomsky
Title: Associate

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ________________________
Name: Andrew Kellock
Title: Associate Director

Per: ________________________
Name: Richard D. Lee
Title: Managing Director

NATIONAL BANK OF CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

BANK OF MONTREAL, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: [signature]
Name: T.R. HORNETT
Title: Authorized Signatory

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name: Doug Ruzicki
Title: Senior Manager, Corporate Banking

Per: ______________________
Name: Greg Steidl
Title: Manager, Corporate Banking

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name: NELSON LAM
Title: VICE PRESIDENT

Per: ______________________
Name:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF MONTREAL, as Lender

Per: ______________________
Name: Philip D. Lunn
Title: Managing Director

Per: ______________________
Name: Katherine Wytrykush
Title: Associate

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ______________________
Name: Robert A. Johnston
Title: Vice President

Per: ______________________
Name: Paul M. Jurist
Title: Managing Director & Principal Officer

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CMLQ INVESTORS COMPANY, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CMLQ INVESTORS COMPANY, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ____________________
Name: Greg Gannett
Title: Director

Per: ____________________
Name: Vivek Varma
Title: Associate Director

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name: Larry Sagriff
Title: Vice President

Per: ______________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CMLQ INVESTORS COMPANY, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CMLQ INVESTORS COMPANY, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ______________________
Name: Doug Clark
Title: Senior Vice President

Per: ______________________
Name: Darrell Holley
Title: Managing Director

WESTLB AG, TORONTO BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ______________________________
Name: Pierre Lambert
Title: Manager

Per: ______________________________
Name: Diane C. Favreau
Title: Vice-President

CMLQ INVESTORS COMPANY, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

CMLQ INVESTORS COMPANY, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: __________________________
Name: Alik A. Kassner
Title: Principal Officer

Per: __________________________
Name: Robert L. Dyck
Title: Director, Corporate Finance

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CMLQ INVESTORS COMPANY, as Lender

Per: ____________________
Name: Daniel Sparks
Title: Authorized Signatory

HSBC BANK CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments and supplements contained in the Second Amending Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party is and shall remain in full force and effect in all respects notwithstanding the Second Amending Agreement and the amendments and supplements therein contained and shall continue to exist and apply to all of the Obligations of the Borrower, including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the Second Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreement including, without limitation, Article 5 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Second Amending Agreement.

VALIANT TRUST COMPANY, in its capacity as trustee of HARVEST ENERGY TRUST, by its Administrator, HARVEST OPERATIONS CORP.

Per: R Fotheringham
Name: Bob Fotheringham
Title: Chief Financial Officer

HARVEST OPERATIONS CORP., in its capacity as managing partner of REDEARTH PARTNERSHIP

Per: R Fotheringham
Name: Bob Fotheringham
Title: Chief Financial Officer

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of BREEZE RESOURCES PARTNERSHIP

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of HAY RIVER PARTNERSHIP

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance

1115638 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 1

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance

NORTH ATLANTIC REFINING LIMITED

Per: [signature]
Name: ~~Bob Fotheringham~~ John Zahary
Title: ~~Vice President, Finance~~
Chair of the Board

NORTH ATLANTIC REFINING LIMITED, in its capacity as General Partner of NORTH ATLANTIC REFINING LIMITED PARTNERSHIP

Per: [signature]
Name: ~~Bob Fotheringham~~ John Zahary
Title: ~~Vice President, Finance~~
Chair of the Board

HARVEST REFINING GENERAL PARTNERSHIP

Per: [signature]
Name: Bob Fotheringham
Title: Representative

HARVEST OPERATIONS CORP., in its capacity as trustee of VIKING ENERGY ROYALTY TRUST

Per: [signature]
Name: Bob Fotheringham
Title: Chief Financial Officer

HARVEST OPERATIONS CORP., in its capacity as trustee of CALPINE NATURAL GAS TRUST

Per: [signature]
Name: Bob Fotheringham
Title: Chief Financial Officer

1115638 ALBERTA LTD.

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

1115650 ALBERTA LTD.

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

SCHEDULE B
TO THE HARVEST OPERATIONS CORP. AMENDED AND RESTATED CREDIT AGREEMENT
DATED OCTOBER 19, 2006

LENDERS AND INDIVIDUAL COMMITMENT AMOUNTS

Lender	Individual Commitment Amount
Canadian Imperial Bank of Commerce	$ 175,000,000
The Toronto-Dominion Bank	$ 175,000,000
The Bank of Nova Scotia	$ 160,000,000
Royal Bank of Canada	$ 140,000,000
Bank of Montreal	$ 140,000,000
HSBC Bank Canada	$ 120,000,000
Fortis Capital (Canada) Ltd.	$ 115,000,000
WestLB AG, Toronto Branch	$ 110,000,000
National Bank of Canada	$ 100,000,000
Deutsche Bank AG, Canada Branch	$ 100,000,000
Caisse de depot et placement du Quebec	$ 100,000,000
Union Bank of California, N.A., Canada Branch	$ 70,000,000
Bank of America, N.A., Canada Branch	$ 50,000,000
CMLQ Investors Company	$ 45,000,000
Aggregate Commitment Amount:	**$1,600,000,000**

Effective Date: May 7, 2007